UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Jamba, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

47023A309
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 569,772
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 569,772
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 630,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 569,772
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 569,772
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 569,772
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 569,772
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 630,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47023A309

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Jamba, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 6475 Christie Avenue, Suite 150, Emeryville, California 94608.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(vii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(viii)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 47023A309

(c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Engaged Capital II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore and Engaged Capital II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 569,772 Shares beneficially owned by Engaged Capital Master I is approximately $6,426,335, excluding brokerage commissions. The aggregate purchase price of the 630,228 Shares beneficially owned by Engaged Capital Master II is approximately $7,233,523, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares because, in their opinion, such Shares are undervalued and represent an attractive investment opportunity.  The Reporting Persons believe the Issuer possesses multiple paths to value creation, including: (i) right-sizing the Issuer’s G&A cost structure, (ii) eliminating the earnings drag from the Issuer’s unprofitable New York City locations, (iii) eliminating the spend on the Issuer’s unprofitable non-core growth initiatives; and/or (iv) refranchising a significant portion of the Issuer’s owned locations.  The Reporting Persons have had, and expect to continue to have, discussions with the Issuer’s management and board of directors (“the Board”), shareholders, and other interested parties relating to such matters.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,193,238 Shares outstanding as of May 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2014.

CUSIP NO. 47023A309

As of the close of business on July 23, 2014, Engaged Capital Master I beneficially owned 569,772 Shares, constituting approximately 3.3% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 569,772 Shares owned by Engaged Capital Master I, constituting approximately 3.3% of the Shares outstanding.

As of the close of business on July 23, 2014, Engaged Capital Master II beneficially owned 630,228 Shares, constituting approximately 3.7% of the Shares outstanding.  Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed to beneficially own the 630,228 Shares owned by Engaged Capital Master II, constituting approximately 3.7% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 1,200,000 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 7.0% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,200,000 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 7.0% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,200,000 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 7.0% of the Shares outstanding.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 47023A309

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 23, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated July 23, 2014.

CUSIP NO. 47023A309

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2014

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 47023A309

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 47023A309

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

____________________
*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 47023A309

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Purchase of Common Stock	1,850	10.6503	May-30-2014
Purchase of Common Stock	5,421	10.7112	May-30-2014
Purchase of Common Stock	14,107	10.6098	Jun-02-2014
Purchase of Common Stock	15,192	10.5743	Jun-03-2014
Purchase of Common Stock	10,766	10.5487	Jun-04-2014
Purchase of Common Stock	12,457	10.5631	Jun-04-2014
Purchase of Common Stock	8,800	10.7071	Jun-05-2014
Purchase of Common Stock	968	10.9567	Jun-06-2014
Purchase of Common Stock	3,775	11.1473	Jun-10-2014
Purchase of Common Stock	4,428	11.1137	Jun-10-2014
Purchase of Common Stock	6,307	11.1328	Jun-11-2014
Purchase of Common Stock	972	11.1525	Jun-11-2014
Purchase of Common Stock	10,750	11.1793	Jun-09-2014
Purchase of Common Stock	10,330	11.0500	Jun-12-2014
Purchase of Common Stock	1,910	11.0460	Jun-16-2014
Purchase of Common Stock	14,779	11.7762	Jun-17-2014
Purchase of Common Stock	6,211	11.4711	Jun-17-2014
Purchase of Common Stock	8,054	11.8875	Jun-18-2014
Purchase of Common Stock	6,086	11.6590	Jun-18-2014
Purchase of Common Stock	2,018	11.9928	Jun-18-2014
Purchase of Common Stock	6,705	11.9329	Jun-19-2014
Purchase of Common Stock	2,682	11.9172	Jun-19-2014
Purchase of Common Stock	3,800	11.9359	Jun-19-2014
Purchase of Common Stock	10,723	11.8108	Jun-20-2014
Purchase of Common Stock	21,064	11.8969	Jun-20-2014
Purchase of Common Stock	214	11.9250	Jun-20-2014
Purchase of Common Stock	6,005	11.7959	Jun-23-2014
Purchase of Common Stock	5,892	11.8876	Jun-23-2014
Purchase of Common Stock	3,321	11.7863	Jun-23-2014
Purchase of Common Stock	14,708	11.8282	Jun-24-2014
Purchase of Common Stock	9,685	11.7297	Jun-25-2014
Purchase of Common Stock	11,254	11.8218	Jun-26-2014
Purchase of Common Stock	7,508	11.8516	Jun-26-2014
Purchase of Common Stock	1,661	11.8306	Jun-27-2014
Purchase of Common Stock	9,297	12.1572	Jun-27-2014
Purchase of Common Stock	4,982	12.0041	Jun-27-2014
Purchase of Common Stock	5,465	12.0916	Jun-30-2014
Purchase of Common Stock	3,324	12.0062	Jun-30-2014
Purchase of Common Stock	4,150	12.2274	Jul-07-2014
Purchase of Common Stock	7,083	12.2640	Jul-07-2014
Purchase of Common Stock	4,722	12.2561	Jul-07-2014
Purchase of Common Stock	7,500	11.9569	Jul-08-2014
Purchase of Common Stock	5,950	11.3631	Jul-14-2014

CUSIP NO. 47023A309

Purchase of Common Stock	5,372	11.4485	Jul-14-2014
Purchase of Common Stock	9,600	11.4405	Jul-14-2014
Purchase of Common Stock	5,656	11.4112	Jul-14-2014
Purchase of Common Stock	2,673	11.3707	Jul-15-2014
Purchase of Common Stock	11,792	11.4772	Jul-15-2014
Purchase of Common Stock	4,436	11.4835	Jul-15-2014
Purchase of Common Stock	6,810	11.4977	Jul-15-2014
Purchase of Common Stock	6,110	11.4339	Jul-15-2014
Purchase of Common Stock	1,142	11.5135	Jul-15-2014
Purchase of Common Stock	8,898	11.5801	Jul-16-2014
Purchase of Common Stock	6,453	11.5029	Jul-16-2014
Purchase of Common Stock	4,352	11.4758	Jul-17-2014
Purchase of Common Stock	2,058	11.5235	Jul-17-2014
Purchase of Common Stock	4,180	11.4365	Jul-17-2014
Purchase of Common Stock	14,221	11.5168	Jul-17-2014
Purchase of Common Stock	8,350	11.6630	Jul-18-2014
Purchase of Common Stock	6,915	11.7503	Jul-21-2014
Purchase of Common Stock	9,164	11.7121	Jul-21-2014
Purchase of Common Stock	8,145	12.0860	Jul-22-2014
Purchase of Common Stock	12,117	12.3342	Jul-23-2014
Purchase of Common Stock	11,341	12.4693	Jul-23-2014
Purchase of Common Stock	8,544	12.5376	Jul-23-2014

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	4,579	10.7112	May-30-2014
Purchase of Common Stock	1,850	10.6503	May-30-2014
Purchase of Common Stock	14,000	10.6098	Jun-02-2014
Purchase of Common Stock	13,031	10.5743	Jun-03-2014
Purchase of Common Stock	10,275	10.5631	Jun-04-2014
Purchase of Common Stock	9,234	10.5487	Jun-04-2014
Purchase of Common Stock	7,557	10.7071	Jun-05-2014
Purchase of Common Stock	832	10.9567	Jun-06-2014
Purchase of Common Stock	3,822	11.1137	Jun-10-2014
Purchase of Common Stock	3,259	11.1473	Jun-10-2014
Purchase of Common Stock	5,443	11.1328	Jun-11-2014
Purchase of Common Stock	839	11.1525	Jun-11-2014
Purchase of Common Stock	10,250	11.1793	Jun-09-2014
Purchase of Common Stock	8,906	11.0500	Jun-12-2014
Purchase of Common Stock	950	11.0460	Jun-16-2014
Purchase of Common Stock	12,721	11.7762	Jun-17-2014
Purchase of Common Stock	5,429	11.4711	Jun-17-2014
Purchase of Common Stock	5,252	11.6590	Jun-18-2014
Purchase of Common Stock	1,741	11.9928	Jun-18-2014
Purchase of Common Stock	6,951	11.8875	Jun-18-2014
Purchase of Common Stock	3,918	11.9359	Jun-19-2014
Purchase of Common Stock	5,795	11.9329	Jun-19-2014
Purchase of Common Stock	2,318	11.9172	Jun-19-2014
Purchase of Common Stock	9,277	11.8108	Jun-20-2014
Purchase of Common Stock	18,222	11.8969	Jun-20-2014
Purchase of Common Stock	186	11.9250	Jun-20-2014
Purchase of Common Stock	2,879	11.7863	Jun-23-2014
Purchase of Common Stock	5,207	11.7959	Jun-23-2014
Purchase of Common Stock	5,108	11.8876	Jun-23-2014
Purchase of Common Stock	12,787	11.8282	Jun-24-2014
Purchase of Common Stock	8,367	11.7297	Jun-25-2014
Purchase of Common Stock	6,492	11.8516	Jun-26-2014
Purchase of Common Stock	9,733	11.8218	Jun-26-2014

CUSIP NO. 47023A309

Purchase of Common Stock	1,439	11.8306	Jun-27-2014
Purchase of Common Stock	4,314	12.0041	Jun-27-2014
Purchase of Common Stock	8,049	12.1572	Jun-27-2014
Purchase of Common Stock	4,731	12.0916	Jun-30-2014
Purchase of Common Stock	3,250	12.0062	Jun-30-2014
Purchase of Common Stock	18,124	12.2561	Jul-01-2014
Purchase of Common Stock	21,045	12.2983	Jul-01-2014
Purchase of Common Stock	15,465	12.2642	Jul-02-2014
Purchase of Common Stock	2,500	12.3100	Jul-02-2014
Purchase of Common Stock	38,000	12.3822	Jul-03-2014
Purchase of Common Stock	5,278	12.2561	Jul-07-2014
Purchase of Common Stock	7,917	12.2640	Jul-07-2014
Purchase of Common Stock	5,252	12.2274	Jul-07-2014
Purchase of Common Stock	7,500	11.9569	Jul-08-2014
Purchase of Common Stock	6,271	11.4112	Jul-14-2014
Purchase of Common Stock	5,955	11.4485	Jul-14-2014
Purchase of Common Stock	10,400	11.4405	Jul-14-2014
Purchase of Common Stock	4,200	11.3631	Jul-14-2014
Purchase of Common Stock	2,963	11.3707	Jul-15-2014
Purchase of Common Stock	4,922	11.4835	Jul-15-2014
Purchase of Common Stock	6,775	11.4339	Jul-15-2014
Purchase of Common Stock	7,554	11.4977	Jul-15-2014
Purchase of Common Stock	13,082	11.4772	Jul-15-2014
Purchase of Common Stock	1,267	11.5135	Jul-15-2014
Purchase of Common Stock	6,310	11.5029	Jul-16-2014
Purchase of Common Stock	9,852	11.5801	Jul-16-2014
Purchase of Common Stock	4,812	11.4758	Jul-17-2014
Purchase of Common Stock	2,276	11.5235	Jul-17-2014
Purchase of Common Stock	4,621	11.4365	Jul-17-2014
Purchase of Common Stock	15,722	11.5168	Jul-17-2014
Purchase of Common Stock	9,206	11.6630	Jul-18-2014
Purchase of Common Stock	7,653	11.7503	Jul-21-2014
Purchase of Common Stock	10,140	11.7121	Jul-21-2014
Purchase of Common Stock	8,200	12.0860	Jul-22-2014
Purchase of Common Stock	9,465	12.5376	Jul-23-2014
Purchase of Common Stock	13,425	12.3342	Jul-23-2014
Purchase of Common Stock	13,650	12.4693	Jul-23-2014